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                              May 29, 2020

       Amed Hazel
       Manager
       LB 1 LLC
       818 Natchez Valley Trace
       Grayson, GA 30017

                                                        Re: LB 1 LLC
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed May 14, 2020
                                                            File No. 024-11147

       Dear Mr. Hazel:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 26, 2020 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       General

   1. We note your response to comment 2 and revised disclosure on page 6. Please revise to disclose the
information required by Item 14(b) of Form 1-A. In this regard we note, that based on the secured
promissory note interest will be due and paid in full on maturity unless prepaid by you
prior to maturity. Additionally, we note the risk factor on page 19, regarding the cash-out
provision and the automatic extension if the note holder does not provide 90 days notice.
Also, pursuant to the intercreditor security agreement note
                                                        holders acknowledge
that the security for the notes is a prorated interest in the shares of the company. Your
revised disclosure should address the material terms of the notes
 Amed Hazel
LB 1 LLC
May 29, 2020
Page 2
         being offered. In this regard, we note on page 22 that you intend to provide note holders with annualized returns that will vary from time to time. Please tell us whether you intend to change the interest rates of your notes based on the performance of your operations.
         We may have further comment.
2. We note your response to comment 8 and revised disclosure on page 6. We continue to note that you have limited assets and no revenues or operating history. It remains unclear on what basis you state that returns are "expected to be in the range from 6% to 9%."
         Please remove the target returns.
3. We note your revised disclosure and response to comments 3 and 8, including your statement that you have business relationships with approximately 200 financial institutions and plan to "secure a loan package of about 320 loans valued at approximately
         $20M." Please revise page 22 to address your planned operations. Additionally, please provide narrative disclosure of your prior performance. For example, please provide disclosure related to compensation and prior performance in accordance with Guide 5, as applicable. Please refer to Release No. 33-6900 (June 17, 1991) and
Item 7(c) of Part II
         of Form 1-A, and CF Disclosure Guidance Topic No. 6.
Plan of Operation, page 22

4. We note your revised disclosure and response to comments 2 and 4. Please revise to provide detailed disclosure of your management strategy, including with respect to trading, leverage and your financing strategy. For example, it is unclear if and how you intend to match assets and liabilities with respect to interest rate and maturity. It is also unclear if and how you plan to actively trade in mortgage securities, acquire and manage a portfolio of mortgage securities or conduct other operations.
Audited Financial Statements, page 39

5. We note your disclosure on page 23 and 44 that the Company's fiscal year-end is
         December 31. Please revise your filing to update your financial statements through
         December 31, 2019. See Form 1-A, Part F/S (b)(3)(A) and (4).
Part III - Exhibits, page 48
FirstName LastNameAmed Hazel
6. We note that the last sentence of the accountant's consent (Exhibit 11.2) refers to the
Comapany NameLB 1 LLCof Own Our Own Fund I, LLC instead of LB 1 LLC. Please have financial statements
May 29, 2020 Page 2 revise his consent to correct this discrepancy.
       your accountant
FirstName LastName
 Amed Hazel
FirstName LastNameAmed Hazel
LB 1 LLC
Comapany NameLB 1 LLC
May 29, 2020
Page 3
May 29, 2020 Page 3
FirstName LastName
       You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction